EXHIBIT 12.1

PACIFIC ASIA PETROLEUM, INC.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the nine				From inception
	months ended				(August 25, 2005)
	September 30,	For the years ended December 31,			through December 31,
	2009	2008	2007	2006	2005
Loss from continuing operations	$(7,725,163)	$(5,446,649)	$(2,383,684)	$(1,086,387)	$(51,344)
Income tax expense	30,726	13,082	38,826	-	-
Noncontrolling interest	(61,336)	(11,968)	(7,077)	(1,220)	-
Interest expense, including interest portion of rentals*	53,991	36,636	26,054	9,490	-

Loss, before provision for taxes, noncontrolling interest and fixed charges (interest)	(7,701,782)	(5,408,899)	(2,325,881)	(1,078,117)	(51,344)

Fixed charges: Interest expense, including interest portion* of rentals	53,991	36,636	26,054	9,490	-

Ratio of earnings to fixed charges	(143)	(148)	(89)	(114)	-

* Estimated at 1/3 of rentals, which is considered to be a reasonable approximation.